Heat Biologics, Inc.

627 Davis Drive, Suite 400

Morrisville, North Carolina 27560

June 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Heat Biologics, Inc.
Registration Statement on Form S-3
File No. 333-257051

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended,  Heat Biologics, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-257051), to become effective on Thursday, June 17, 2021, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Company hereby authorizes Leslie Marlow and/or Patrick Egan of Gracin & Marlow, LLP to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 496-2223 or (212) 907-6457, or Mr. Egan at (914) 557-5574 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

Heat Biologics, Inc.

By:	/s/ Jeffrey Wolf
Name: Jeffrey Wolf
Title: Chief Executive Officer

cc: Leslie Marlow, Esq. (Gracin & Marlow, LLP)

      Patrick Egan, Esq. (Gracin & Marlow, LLP)